VIA EDGAR

April 12, 2023

Liz Packebusch

Kevin Dougherty

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.
Washington, D.C. 20549

Re:	NioCorp Developments Ltd.

Registration Statement on Form S-3
Filed March 15, 2023

File No. 333-270542

Dear Ms. Packebusch and Mr. Dougherty:

NioCorp Developments Ltd. (the “Company,” “we,” “us” or “our”) is submitting the following responses to the comment letter, dated March 31, 2023 (the “Comment Letter”), of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) regarding the Company’s Registration Statement on Form S-3, filed March 15, 2023 (File No. 333-270542) (the “Original Form S-3”).

Simultaneously herewith, the Company is filing Amendment No. 1 to the Original Form S-3 (“Amendment No. 1”; the Original Form S-3, as amended by Amendment No. 1, the “Form S-3”). The changes reflected in Amendment No. 1 include those made in response to the comments of the Staff set forth in the Comment Letter. Amendment No. 1 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

To assist your review, we have retyped the text of the Staff’s comments in italics below. Page references in the text of this response letter correspond to page numbers in Amendment No. 1, unless otherwise noted. Capitalized terms used in this response letter but otherwise not defined herein shall have the meanings ascribed to such terms in Amendment No. 1.

Registration Statement on Form S-3 filed March 15, 2023

General

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

April 12, 2023

1.	Please update your disclosure to reflect that the Transactions have closed; that the reverse stock split has been effected at the ratio of 10-for-1; and that listing and trading of the company's Common Shares and the NioCorp Assumed Warrants has begun on The Nasdaq Global Market and The Nasdaq Capital Market, respectively. We note your Form 8-K filed March 17, 2023 in this regard.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page and pages ii, iv, 1–9, 11–12, 15–16, 17–18 and 23–26 and 37–38 of the prospectus contained in, and have filed new Exhibits 5.1 and 107 to, Amendment No. 1 to reflect that the Transactions have closed; that the reverse stock split has been effected at the ratio of 10-for-1; and that listing and trading of the Common Shares and the NioCorp Assumed Warrants has begun on The Nasdaq Global Market and The Nasdaq Capital Market, respectively.

2.	Please make corresponding changes to this registration statement in response to comments on your Form S-3, file no. 333-270541, to the extent applicable.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we have revised our disclosure on the cover page and on pages 4, 7–9, 15 and 17 of the prospectus contained in Amendment No. 1 to make corresponding changes to the Original Form S-3 in response to comments on the Company’s Registration Statement on Form S-3, filed March 15, 2023 (File No. 333-270541), to the extent applicable.

* * *

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

April 12, 2023

If you have any questions regarding these matters, please do not hesitate to contact Andrew C. Thomas of Jones Day at (216) 586-1041.

Sincerely yours,

/s/ Neal Shah
Neal Shah
Chief Financial Officer
NioCorp Developments Ltd.

Copies to:

Andrew C. Thomas, Jones Day

Mark A. Smith, NioCorp Developments Ltd.